Exhibit 99.6

Volaris Reports February 2019 Traffic Results; 16% Passenger Growth

Mexico City, Mexico. March 5, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports February 2019 and year-to-date preliminary traffic results.

During February 2019 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 15.2% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in February 2019 increased 13.8% year over year, reaching 1.4 billion. Volaris transported a total of 1.5 million passengers during the month, an increase of 16.1% year over year. Network load factor for February was 81.4%, a decrease of 1.0 percentage points year over year. During February 2019, Volaris started to operate six domestic routes, from its focus cities Mexico City, Guadalajara, Jalisco and Ciudad Juarez, Chihuahua. Additionally, Volaris launched five international routes, two from Chicago, Illinois to Aguascalientes, Aguascalientes and Queretaro, Queretaro; Dallas, Texas to Durango, Durango; Phoenix, Arizona to Puerto Vallarta, Jalisco and Albuquerque, New Mexico to Chihuahua, Chihuahua.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commented: “Passenger demand continues to be solid for Volaris, despite load factors being slightly lower than last year. We see unit revenues continue improving as compared with the previous year.”

The following table summarizes Volaris traffic results for the month and year-to-date.

	February 2019	February 2018	Variance	February YTD 2019	February YTD 2018	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,034	889	16.3%	2,152	1,865	15.4%
International	387	360	7.4%	890	831	7.2%
Total	1,421	1,249	13.8%	3,042	2,696	12.8%
ASMs (in millions, scheduled & charter)
Domestic	1,226	1,050	16.8%	2,590	2,256	14.8%
International	521	467	11.6%	1,149	1,068	7.6%
Total	1,747	1,517	15.2%	3,739	3,324	12.5%
Load Factor (in %, scheduled)
Domestic	84.3%	84.7%	(0.4) pp	83.1%	82.7%	0.4 pp
International	74.3%	77.1%	(2.8) pp	77.8%	77.8%	0.0 pp
Total	81.4%	82.4%	(1.0) pp	81.5%	81.1%	0.4 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,236	1,048	18.0%	2,535	2,171	16.7%
International	272	252	8.0%	629	586	7.5%
Total	1,508	1,300	16.1%	3,164	2,757	14.8%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 185 and its fleet from four to 77 aircraft. Volaris offers more than 358 daily flight segments on routes that connect 39 cities in Mexico and 27 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100